SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )


                        ENEX CONSOLIDATED PARTNERS, L.P.
                                (Name of Issuer)


                          Limited Partnership Interests
                         (Title of class of securities)


                                      None
                                 (CUSIP number)




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CUSIP NO.: None                       13G                          Page 2 of 5
          --------





1.       Names of Reporting Persons   Enex Resources Corporation
         S.S. or I.R.S Identification Nos. of Above Persons 93-0747806


2.       Check the Appropriate Box if a Member of a Group*            (a) [ ]
                                                                      (b) [ ]


3.       SEC Use Only


4.       Citizenship or Place of Organization       Delaware


5.       Sole Voting Power    55.5% in-interest

6.       Shared Voting Power         -0-

7.       Sole Dispositive Power    55.5% in-interest

8.       Shared Dispositive Power        -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                   55.5% in-interest

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
          [  ]

11.      Percent of Class Represented by Amount of Row (9)    55.5%
                                                           --------

12       Type of Reporting Person*               CO


                      * SEE INSTRUCTIONS BEFORE FILLING OUT



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                                                                   Page 3 of 5



Item 1.
(a)      Name of Issuer:

         Enex Consolidated Partners, L.P.

(b)      Address of Issuer's Principal Executive Offices:

         800 Rockmead Drive
         Three Kingwood Place, Suite 200
         Kingwood, TX  77339


Item 2.
(a)      Name of Person Filing:

         Enex Resources Corporation

(b)      Address of Principal Business Office:

         800 Rockmead Drive
         Three Kingwood Place, Suite 200
         Kingwood, TX  77339

(c)      Place of Organization or Citizenship:

         Delaware

(d)      Title of Class of Securities:

         Limited Partnership Interests

(e)      CUSIP Number:

         None


Item 3.           The persons filing this Schedule 13G are:

         Not Applicable



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                                                                   Page 4 of 5



Item 4.           Ownership

(a)      Amount Beneficially Owned:

         55.5% in-interest

(b)      Percent of Class:

         55.5%

(c) Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote:
                           55.5% in-interest

         (ii)     shared power to vote or to direct the vote:
                           -0-

         (iii)    sole power to  dispose  or to direct the  disposition
                           of: 55.5% in-interest

         (iv)     shared power to dispose or to direct the disposition of:
                           -0-


Item 5.           Ownership of 5% or less of a Class

         No


Item 6.           Ownership of More than 5% on Behalf of Another Person

         No


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable


Item 8.           Identification and Classification of Members of the Group

         Not Applicable


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                                                                   Page 5 of 5



Item 9.           Notice of Dissolution of Group

         Not Applicable


Item 10.          Certification

         Not Applicable




         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                   Date:  February 14, 1998


                                                   ENEX RESOURCES CORPORATION




                                                     By:  /s/Gerald B. Eckley
                                                              Gerald B. Eckley
                                                              President